3B 3/9

SECURI 09057974 ISSION

...ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46219

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meyers Associates, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway, 2nd Floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Meyers 212-742-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

FEB 27 2009

Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

OATH OR AFFIRMATION

I Bruce Meyers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meyers Associates, LP, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

VICTOR PUZIO
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES JULY 29, 2012

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Meyers Associates, LP

Statement of Financial Condition
December 31, 2008

Meyers Associates, LP
Contents
December 31, 2008

Weiser

Weiser LLP | Certified Public Accountants

135 West 50th Street
New York, NY 10020-1299
Tel 212.812.7000
Fax 212.375.6888

www.weiserLLP.com

Independent Auditors' Report

To the Partners of
Meyers Associates, L.P.

We have audited the accompanying statement of financial condition of Meyers Associates, LP (the "Partnership") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Meyers Associates, LP as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 5, the Partnership is a defendant in a legal action arising out of its activities as a broker-dealer.

Weiser LLP

New York, N.Y.
February 25, 2009

Meyers Associates, LP
Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	309,846
Due from clearing brokers		634,843
Deposit with clearing brokers		366,432
Advances to employees		890,104
Prepaid expenses		105,053
Securities owned, at market		3,134
Furniture and equipment, net of $87,803 accumulated depreciation		11,393
Security deposits		134,662
Total assets	$	2,455,467
Liabilities and Partners' Capital		
Liabilities		
Commissions payable	$	142,483
Due to clearing broker - Note		271,571
Accrued expenses and other liabilities		534,688
Total liabilities		948,742
Commitments and contingencies		
Partners' capital		1,506,725
Total liabilities and partners' capital	$	2,455,467

The accompanying notes are an integral part of this financial statement.

1. Summary of Business and Significant Accounting Policies

Business

Meyers Associates, LP (the "Partnership") is a New York limited partnership organized primarily to provide brokerage and investment banking services. The Partnership is registered as a broker-dealer in securities with the Securities Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA").

The Partnership has agreements (the "Agreements") with the clearing brokers ("Brokers") to clear securities transactions, carry customers' accounts on a fully-disclosed basis and perform certain recordkeeping functions. Accordingly, the Partnership operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet repurchased at the close of business.

Income Taxes

The Partnership is a limited partnership and is not subject to Federal and State income taxes as a separate entity. The partners are individually required to report their respective share of partnership income (loss) in their individual income tax returns.

Cash and Cash Equivalents

The Partnership considers cash equivalents which are highly liquid investments purchased with original maturities of three months or less to be primarily money market funds.

The Partnership maintains its cash balances in one financial institution which, at times, exceed federally-insured limits. The Partnership has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

Advances to Employees

The Partnership has made certain employee advances which are non-interest bearing and have no terms for repayment.

Furniture and Equipment
Furniture and equipment are carried at cost and are depreciated using the straight-line method over their estimated useful lives.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. Clearing Agreements

The Partnership has agreements with two brokerage clearing firms to carry its account and the accounts of its customers' accounts. The brokers have custody of the Partnership's securities and, from time to time, cash balances which may be due from these brokers.

These securities and cash positions serve as collateral for any amounts due to the brokers or for securities sold short or purchased on margin as well against losses due to nonperformance.

Pursuant to the agreements, the Partnership is required to have cash or security deposits aggregating $250,000 and $100,000 at each of the brokerage clearing firms, respectively. At December 31, 2008, a deposit held amounted to $264,296 and $102,136 at each of the brokerage clearing firms, respectively.

The Partnership signed a promissory note with one of their brokerage clearing firms in the amount of $300,000. Interest is payable monthly at the rate of 10% and monthly principal payments are equal to $21 multiplied by the number of billable equity trades cleared within the month by the brokerage clearing firm. As of December 31, 2008, $271,571 is due to the clearing broker.

3. Retirement Plans

The Partnership has an employee benefit plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all of its employees. Participants may contribute up to 15% of annual compensation, but not in excess of the maximum allowed under the Code.

The Partnership has a pension plan under Section 401(a) and 501(a) of the Code covering certain employees. There was no pension plan contribution for the year ended December 31, 2008.

4. Regulatory Net Capital Requirements

The Partnership is subject to the net capital requirements of rule 15c3-1 of the SEC which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Partnership is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital as defined, exceed 15 to 1.

At December 31, 2008, the Partnership has net capital of $355,081 which is $255,081 in excess of its required net capital of $100,000. The Partnership has aggregate indebtedness of $948,742. The Partnership's ratio of aggregate indebtedness to net capital is 2.67 to 1 at December 31, 2008.

5. Commitment and Contingencies

Litigation
The Partnership is a defendant, or otherwise has possible exposure, in a legal action arising out of its activities as a broker-dealer. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of loss, and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsel, that it has a meritorious defense for this action and it intends to defend this vigorously.

Customer Transactions
In the normal course of business, the Partnership executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either customer or the counterparty, the Partnership may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Partnership does not anticipate nonperformance by customers or counterparties in the above situations. The Partnership's policy is to monitor its market exposure and counterparty risk. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Leases

The Partnership leases office space in New York under a noncancellable lease agreement expiring in 2015. The lease agreement contains escalation provisions. Net approximate minimum rental payments attributable to operating lease agreements are:

Year Ending December 31,	Minimum Rental Payments
2009	$ 377,000
2010	397,000
2011	408,000
2012	418,000
2013	427,000
Thereafter	734,000
	$ 2,761,000

6. Furniture and Equipment

Furniture and equipment at December 31, 2008 consisted of:

		Estimated Useful Lives
Furniture	$ 19,166	5 years
Equipment	80,030	3-5 years
	99,196	
Less: Accumulated depreciation	87,803	
	$ 11,393	

7. Subsequent Events

In January 2009, the General Partner of the Partnership paid $180,000 pension plan contribution on behalf of the Partnership. The payment was treated as a capital contribution.